Exhibit 5

[Edgewater Technology, Inc. Letterhead]

June 19, 2003

Edgewater Technology, Inc.

20 Harvard Mill Square

Wakefield, MA 01880

Attn: Board of Directors

Ladies and Gentlemen:

You have requested my opinion with respect to certain matters in connection with the filing by Edgewater Technology, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 500,000 shares of the Company’s Common Stock, $.01 par value, (the “Shares”) issuable pursuant to the Company’s 2003 Equity Incentive Plan (the “Plan”).

In connection with this opinion, I have examined the Registration Statement and related Prospectus, the Company’s Certificate of Incorporation, as amended and Bylaws, as amended and restated, and such other documents, records, certificates, memoranda and other instruments as I deem necessary as a basis for this opinion. I have assumed the genuineness and authenticity of all documents submitted to me as originals, the conformity to originals of all documents submitted to me as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, I am of the opinion that the Shares, when sold and issued in accordance with the Plan, the Registration Statement and related Prospectus, will be validly issued, fully paid, and nonaccessable (except as to Shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

I consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

EDGEWATER TECHNOLOGY, INC.

By:	/s/ GORDON Y. ALLISON, ESQ
Executive Vice President – General Counsel